200 Peach Street (71730)
P O Box 7000
El Dorado, AR 71731-7000
(870) 862-6411
FAX (870) 864-6371

April 16, 2010

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

Division of Corporation Finance

100 F Street NE – Mail Stop 4628

Washington, D.C. 20549-4628

Re:	Murphy Oil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 001-08590

Dear Mr. Schwall:

In reference to your SEC inquiry letter to Murphy Oil Corporation dated April 2, 2010, Murphy Oil requests an extension until April 30, 2010 to provide its reply. Thank you for your consideration of this matter.

For future reference, please change the fax number for such letters to (870) 864-6371.

Sincerely,

/s/ John W. Eckart
John W. Eckart
Vice President and Controller

JWE/mt